Chartered Semiconductor Manufacturing Ltd. www.charteredsemi.com	1450 McCandless Drive Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938

N e w s    R e l e a s e

Exhibit 99.1

Investor Contacts:
Chartered U.S.:	Chartered Singapore:
Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com

CHARTERED ANNOUNCES PLAN TO REPAY ITS EXISTING CONVERTIBLE NOTES

SINGAPORE — July 22, 2005 — Today, Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) announced its plan to finance the redemption or repurchase of its 2.5% US$575 million senior convertible notes redeemable in April 20061 (the “Existing Convertible Notes”). The redemption amount for the Existing Convertible Notes including yield to maturity is approximately US$664 million. The plan consists of a public offering of approximately US$450 million of senior notes (the “Senior Notes Public Offering”) and a private placement of US$250 million of units (the “Units Private Placement”). Closure of the Senior Notes Public Offering and the Units Private Placement are not contingent on one another.

“Chartered strives to be proactive and forward-looking in managing its finances. There are several benefits in undertaking this plan now: first, funds raised will allow us the flexibility to either repay the Existing Convertible Notes when due in 2006 or to repurchase those earlier; second, the plan also satisfies our de-leveraging objectives by refinancing a smaller portion of the debt (represented by the Existing Convertible Notes) with equity (represented by the Units Private Placement); third, we are substantially lengthening our debt maturity profile, at a time when interest rates are low,” said George Thomas, senior vice president & CFO of Chartered.

[1]	CUSIP No. 16133RAA4

The Senior Notes Public Offering is expected to raise approximately US$450 million and is expected to consist of one or two tranches, with tenures of no less than five years (the “Senior Notes”). The Senior Notes will constitute senior, unsecured obligations of Chartered and pay interest semi-annually.

The “Units” comprise convertible redeemable preference shares due 2010 (the “CPS”) and amortizing bonds due 2010 (the “Amortizing Bonds”), and is expected to raise an aggregate amount of US$250 million.

The CPS will be convertible into new Chartered ordinary shares (the “Ordinary Shares”) or, subject to certain limitations, American depositary shares (the “ADSs”) of Chartered at the election of their holders, and are expected to raise approximately US$211 million. The CPS will be convertible into Ordinary Shares at a conversion premium of 20% over the volume-weighted average price of Ordinary Shares for the five consecutive trading days ending on August 17, 2005, the date of the extraordinary general meeting of Chartered’s shareholders (the “EGM”). The CPS are not mandatorily convertible into Ordinary Shares or ADSs and the conversion price of the CPS is not subject to an automatic reset formula.

Successful completion of the Units Private Placement will allow Chartered to increase equity without immediately diluting Chartered’s shareholders. The conversion premium of the CPS is also expected to reduce the dilution to Chartered’s shareholders compared to an offering of Ordinary Shares. If not converted, the CPS are expected to be redeemed for US$250 million on their scheduled redemption date in 2010.

The Amortizing Bonds will constitute senior, unsecured obligations of Chartered. The Amortizing Bonds will be issued with an initial principal amount of approximately US$39 million and will pay semi-annual cash amounts of US$4.56 million per payment, as a combination of principal and interest, and will amortize to zero at maturity.

The Units Private Placement is conditional upon Chartered’s shareholders’ approval at the EGM, the availability after the EGM of stock borrow of Ordinary Shares customary for a transaction of this nature, and other customary closing conditions.

As soon as practicable following the completion of the Senior Notes Public Offering, Chartered intends to conduct a tender offer to repurchase up to US$450 million of original principal amount of its Existing Convertible Notes (the “Tender Offer”) with the net proceeds raised from the Senior Notes Public Offering, together with cash on hand, to reduce

Chartered’s indebtedness. The purchase price for the Existing Convertible Notes in the Tender Offer will be subject to market conditions and will be determined at the time of its launch. Depending on market conditions and other factors, Chartered may amend the Tender Offer upon the closing of the Units Private Placement to tender for all of the outstanding Existing Convertible Notes.

Additional information in relation to the plan to refinance the existing Convertible Notes is set out in the Appendix A attached hereto.

Webcast Conference Call Today

Chia Song Hwee, Chartered’s president & CEO, and George Thomas, will host a conference call to discuss the plan today, July 22, 2005, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, July 21, 2005). A webcast of the conference call will be available to all interested parties on Chartered’s website at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

APPENDIX A

Additional Information in Relation to the Plan to
Refinance the Existing Convertible Notes

Senior Notes Public Offering

Chartered intends to offer and sell the Senior Notes pursuant to its effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The Senior Notes Public Offering will be subject to customary closing conditions.

Chartered has obtained approval in-principle from the Singapore Exchange Securities Trading Limited (the “Singapore Exchange”) for the listing and quotation of the Senior Notes. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this press release. Admission of the Senior Notes to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of Chartered or the Senior Notes.

Units Private Placement

Chartered intends to offer and sell the Units in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Chartered is convening the EGM to increase Chartered’s share capital, to approve an amendment to Chartered’s articles of association (“Articles”) to incorporate the terms of the CPS and to authorize the issuance of the CPS (and the Ordinary Shares issuable upon conversion thereof). The amendment to the Articles requires a special resolution requiring the approval of at least 75% of Chartered’s shareholders present and voting at the EGM.

Chartered intends to use the net proceeds from the Units Private Placement to redeem at maturity the Existing Convertible Notes not repurchased in the Tender Offer or, depending on market conditions and other factors, to repurchase the Existing Convertible Notes. Any proceeds in excess of the amount necessary to so redeem or repurchase the Existing Convertible Notes will be used for working capital and general corporate purposes.

Chartered is placing the Units with the trading division of Goldman Sachs (Singapore) Pte.

We have obtained approval in-principle from the Singapore Exchange for the listing and quotation of each of the Units, the CPS, the Ordinary Shares issuable upon conversion of the CPS and the Amortizing Bonds. The Singapore Exchange assumes no responsibility for the correctness of any of the statements made or opinions expressed in this press release. Admission of the Units, the CPS, and the Amortizing Bonds to the Official List of the Singapore Exchange is not to be taken as an indication of the merits of the Company or the Units, the CPS, the Ordinary Shares issuable upon the conversion of the CPS or the Amortizing Bonds.

Restrictions on ADS Program

In order to ensure that the requirements for Regulation S under the Securities Act are satisfied for the Units Private Placement, all holders of our Ordinary Shares who wish to make deposits into our ADS facility during the period commencing on July 22, 2005 and ending on September 27, 2005 (unless such period is extended as described below) will be required to submit to the ADS depositary a certification in connection with such deposit. The ADS depositary will provide the form of the certification and will require each depositor to certify that:

•	the beneficial owner of the Ordinary Shares to be deposited is not an affiliate of us or acting on behalf of us, our affiliates or the purchaser; and

•	the Ordinary Shares being deposited were acquired by such beneficial owner prior to July 22, 2005.

We may extend the certification period by notice to the ADS depositary if we determine that it is necessary or advisable for us to do so to comply with U.S. law. We will publicly announce any such extension. For purposes of the foregoing, a “beneficial owner” of an Ordinary Share means any person or entity having a beneficial interest deriving from the ownership of the Ordinary Share.

Tender Offer

Chartered has not yet commenced the Tender Offer. The Tender Offer will be made only pursuant to an Offer to Purchase and related materials that Chartered intends to distribute to holders of the Existing Convertible Notes. Holders of the Existing Convertible Notes should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Holders of the Existing Convertible Notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Chartered intends to file with the SEC (when available) at the SEC’s website at www.sec.gov. These materials contain important information and holders of Existing Convertible Notes are urged to read them carefully prior to making any decision with respect to the Tender Offer.

No Offering

This press release does not constitute an offer of any securities for sale. The Units, and the CPS (and the Ordinary Shares issuable upon conversion thereof) and the Amortizing Bonds comprising the Units, have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under such Act or an applicable exemption from such registration requirements. The Senior Notes may not be offered or sold in the United States absent registration or an exemption from registration under such Act, which registration has been effected, and any public offering of the senior notes to be made in the United States will be made by means of a prospectus that may be obtained from Chartered, and that will contain or incorporate by reference detailed information about Chartered and its management as well as financial statements of Chartered.

About Chartered

Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. Chartered further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, Chartered operates a 300mm fabrication facility and four 200mm facilities.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-

looking statements include statements that reflect Chartered’s current views and expectations relate to the closing of the proposed Senior Notes Public Offering, the closing of the proposed Units Private Placement and Chartered’s present intention to conduct a Tender Offer of the Existing Convertible Notes, and are subject to certain risks and uncertainties. Chartered undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to the lawful currency of the United States of America.

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